

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Michael J. Loiacono
Chief Financial Officer
Global Axcess Corp.
7800 Belfort Parkway, Suite 165
Jacksonville, FL 32256

      Re: **Global Axcess Corp.**
             Item 4.01 Form 8-K
             Filed November 22, 2010
             File No. 0-17874

Dear Mr. Loiacono:

     We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               Jennifer Thompson
               Accounting Branch Chief